Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

October 26, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Form 8-K/A

Filed August 8, 2011

Form 10-K for Fiscal Year Ended

March 31, 2011

Filed August 9, 2011

Form 10-Q for Quarterly Period Ended

June 30, 2011

Filed August 18, 2011

File No. 000-50000

Dear Mr. Reynolds:

On behalf of Studio II Brands., a Florida corporation (the “Company”), enclosed please find our responses to your comment letter dated September 15, 2011.

Form 8-K/A, filed August 8, 2011

General

1.

In your future responses to our comments that request a revision to your Form 8-K, please provide the text of your revised disclosure(s) and indicate the page(s) where the revisions have been made in your Correspondence to us. Also consider providing us with a redline version of future amendments that shows the changes made to the filing in response to our comments.

Response: The Comment is noted. We have included the text of revised disclosures in this response letter, and in conjunction with filing of an amended 8-K report, have   provided a redline version of the document.

The Share Exchange Transaction, page 4

2.

We note your response to comment one in our letter dated June 17, 2011 and we partially reissue the comment. Please revise your Corporate History section on page 5 to address the issuance of the 5,862,500 shares by the company in November 19, 2010 and address any relationship these shareholders have with the company. Additionally, indicate the number of shares and percentage of outstanding shares purchased by persons who are officers and directors of the company in the November 19, 2010 transaction.

Response: The Corporate History section has been revised in response to this comment, to include the following additional disclosure on page 5:

“Immediately prior to completion of the share exchange transaction with HLL on February 10, 2011, we had a total of 9,608,176 shares of common stock issued and outstanding, of which 5,862,500, or approximately 61%, were issued on November 19, 2010, for cash consideration of $5,862.50, or $0.001 per share.  Out of the 5,862,500 shares issued on November 19, 2010, a total of 2,415,000, or approximately 41.19% were issued to persons who are officers, directors or affiliates of the Company.

We issued an additional 2,291,100 shares to complete the share exchange transaction with HLL.  Accordingly, following completion of the share exchange transaction, we had a total of 11,899,276 issued and outstanding shares of common stock.”

Facilities, page 7

3.

We note your response and revised disclosure in response to comment four of our letter dated June 17, 2011. Please clarify the adequacy and suitability of the noted properties.

Response: The disclosures on pages 7 and 8 have been revised to provide disclosure as follows:

“These facilities provide a suitable location for our administrative offices because we have only a limited need for office space, the space is provided to us without charge, and it is located near our company-owned restaurant.”

Risk Factors, page 12

4.

We note your response to comments 21-26 of our letter dated March 9, 2011, and response to comment five of our letter dated June, 17, 2011. We further note that you restated the Hippo Lace Limited annual and interim financial statements in Exhibits 99.1 and 99.2.1 to your Form 8-K/A2. Based on your responses to-date and the restatement of the financial statements, there are several factors that indicate you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. Please expand to include a risk factor to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP, including that your books and records are maintained and prepared in HK GAAP and that the employees who have the primary responsibility of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.

Response: Risk Factors on page 13 have expanded to include the following discussion:

Key accounting personnel do not have professional experience with U.S. GAAP and SEC rules and regulations.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are required to follow the SEC’s regulations on disclosures and financial reporting, including establishing and maintaining necessary disclosure controls and procedures and establishing and maintaining necessary internal controls over financial reporting which will allow us to prepare and file timely periodic reports containing financial statements prepared in accordance with US GAAP. Our books and records are currently prepared and maintained in accordance with Hong Kong GAAP, which is different from US GAAP, and our financial statements are converted from HK GAAP to US GAAP for financial reporting purposes. Our internal accounting staff and our current CFO, who have primary responsibility for preparing and supervising the preparation of our financial statements for reporting purposes, are specialized in HK GAAP.  They have basic knowledge of SEC rules and regulations and of US GAAP, but have limited professional experience with US GAAP and in complying with US reporting requirements. In addition, although our management team and board of directors has basic knowledge regarding maintenance of disclosure controls and procedures and internal controls over financial reporting, it does not include anyone who is an expert in these matters.  We are currently in the process of seeking to find an expert in the US to engage either as a consultant or as CFO in the coming few months who has experience in preparation of financial statements in accordance with US GAAP and who will help to address our disclosure control and internal control needs.  After we engage an expert to provide assistance, we intend to devote significant resources to maintaining and improving the effectiveness of our disclosure controls and procedures and internal control over financial reporting.  If we cannot engage and retain an expert who assist us and who will dedicate sufficient time on our disclosures, financial reporting and related controls, we will face the risk of not meeting all SEC requirements and will be unable to maintain our status as a SEC reporting public company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

5.

We note your revised disclosures in response to comments six and ten of our letter dated June 17, 2011. Revise to utilize the descriptive headings provided in the March 31, 2011 Form 10-K, as applicable, to assist investors in understanding the information presented for Legend Sun and Hippo Lace Limited. Also provide separate disclosure of your franchise and subfranchise reportable segments for the nine months ended December 31, 2010.

Response:

Management’s Discussion and Analysis of Financial Condition and Results of Operations from page 15 to 19 have been revised with applicable descriptive headings of Form 10-K on page 14:

“The Company and subsidiaries for the nine month period ended December 31, 2010 and from December 11, 2009 (inception) through March 31, 2010 (from date of inception and up to the immediate fiscal year end after acquired Legend Sun)”

“Legend Sun from March 30, 2009 (inception) through February 23, 2010 (Date before acquire by the Company)”

Separate disclosure of franchise and subfranchise reportable segments for the nine months ended December 31, 2010 has been provided under “Franchise and subfranchise segments of the Company and subsidiaries for the nine months ended December 31, 2010” on page 20.

6.

We note your revised disclosure in response to comment seven of our letter dated June 17, 2011. Please further revise the discussion of results of operations to describe the impact of the 50% discounted franchise fee for the first year of the franchise agreement from February 10, 2010 to February 9, 2011, and expected future impact when the full amount of HK$80,000 is due per annum from the second year and throughout the term of the agreement (Exhibit 10.4). In this regard, it appears that the increase in the franchise fee you owe to Sizegenic is a known trend that would have an unfavorable impact on your future income from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: Discussion of results of operations regarding 50% discounted 1st year franchise fee and the full amount from 2nd year and throughout the term has been added on page 18 as follows:

“The 50% discounted annual fee expenses for the first year increased net income from Company-owned restaurant by $5,136 for December 11, 2009 (inception) through March 31, 2010.  The full amount of annual franchise fee expenses for the remaining contract years will decrease net income of $5,136 for each of the fiscal year ended March 31, 2011 and March 31, 2012.”

7.

We note that in response to comment 11 of our letter dated June 17, 2011 you revised Note 13 of Exhibit 99.2.1 (page 19) to disclose that the shareholder loan from Mr. Gu Yao was mainly to provide funds for the payment of day-to-day operational expenses and working capital. We further note that you did not make similar revisions to Note 12 of Exhibit 99.1 (page 18), and you continue to disclose that the loan was an advance to Hippo Lace for the acquisition of Legend Sun on February 24, 2010. It appears to us that the cash inflows for the period from December 11, 2009 (inception) to February 24, 2010 (acquisition date) were primarily comprised of $196,266 shareholder loan proceeds (page 5 of Exhibit 99.1) and that consideration of $182,982 was paid to acquire Legend Sun on February 24, 2011. Please confirm our understanding and, if so, further explain to us why you have revised to disclose that this loan was mainly to provide funds for the payment of day-to-day operational expenses and working capital. In this regard, it appears to us that the majority of the loan proceeds were used to acquire Legend Sun.

Response: It is confirmed that the shareholder loan from Mr. Gu was to provide funds to acquire Legend Sun.  The last revision is based on the description of the general purpose initially stipulated on the loan agreement.

Note 13 of Exhibit 99.2.1 on page 22 has been revised to describe the shareholder loan from

Mr. Gu was to provide funds to acquire Legend Sun.

8.

We note your disclosure that states: “according to the segment reporting for the period from April 1, 2010 to February 9, 2011 and existing terms and practice of subfranchise agreements with annual subfranchise fee income of $10,272, annual franchise fee expenses of $5,136 and total 20% for support costs plus HK profit tax rate (16.5%), the net income after tax from one subfranchise for a 3 year term is approximately $4,109 per year or a total $12,326 for 3 years.” Given the 50% discount of the franchise fee that you owe to Sizegenic in the first year, please explain to us the basis for this disclosure of projected future subfranchise results. In this regard, it appears to us that the first year results will not be representative of future results. Alternatively, revise your disclosure as necessary.

Response: 50% discount of the 1st year franchise fee applied to the Company-owned restaurant. No discount for the 1st year subfranchise annual fee which the projected result is based on.

9.

We note the revised subfranchise operations disclosure in response to comment 12 of our letter dated June 17, 2011. Please further revise your discussion of liquidity and capital resources to disclose that the franchise fee owed to Sizegenic was discounted at 50% in the first year and include a discussion of the expected future impact on liquidity and capital resources when the full amount of the franchise fee is due to Sizegenic beginning in year two and throughout the term of the agreement. Refer to Item 303(a)(1) of Regulation S-K.

Response: Liquidity and capital resources has been revised to disclose the 50% discounted 1st year franchise annual fee and the expected future impact of full amount in year two and throughout the term on page 21 as follows:

“Franchise annual fee for the Company-owned restaurant owed to Sizegenic was discounted at 50% ($5,136) in the first year.  Full amount of franchise annual fee, $10,272, for the second year and throughout the term of the agreement will be owed to Sizegenic and require additional cash outflow in the fiscal year ended March 31, 2011 and 2012.”

Critical Accounting Estimates and Judgments, page 21

Accounts Receivable, page 22

10.

We note your response to comment 34 of our letter dated June 17, 2011 and revised disclosure that your policy is to record an accounts receivable reserve based on a specific identification basis. Please further revise your critical accounting estimates disclosure to further describe the methodology that you use to estimate your allowance for doubtful accounts, and explain the factors that attributed to an allowance for doubtful accounts of zero as of March 31, 2010 and December 31, 2010. Also revise your disclosure on page seven of Exhibit 99.2.1 to describe the nature of your accounts receivable balance at December 31, 2010.

Response: Critical accounting estimates and judgments disclosure has been revised to describe the methodology to estimate allowance for doubtful accounts and factors that attributed to zero allowance as of March 31 and December 31, 2010 on page 23 as follows:

“We have established an allowance for doubtful accounts sufficient to cover probable and reasonably estimable losses. The allowance for doubtful accounts considers a number of factors, including collection experience, current economic trends, estimates of forecasted write-offs, aging of the accounts receivable portfolios, industry norms, regulatory decisions and other factors. Management reviews the composition of accounts receivable and analyzes any historical bad debts, customer concentrations, and customer credit worthiness.  Our policy is to record a reserve primarily on a specific identification basis. Accounts are written off after use of a collection agency is deemed to be no longer useful.  The accounts receivable balance as of March 31, 2010 is nil.  The accounts receivable balance of $10,273 at December 31, 2010 represents the first year annual fee income from Sino Wish, the subfranchisee located in Hong Kong commenced in April 2010.  After reviewing and analyzing the account receivable from Sino Wish, management believes that the company is trustworthy and no allowance is required because there was no historical bad debt, the business and the economy are in a growing trend and we are not aware of any credibility problem of the company.”

Disclosure of Exhibit 99.2.1 on page 11 has been revised to describe the nature of our accounts receivable balance at December 31, 2010 as follows:

“The accounts receivable balance at December 31, 2010 represents the first year subfranchise annual fee from Sino Wish, the subfranchisee located in Hong Kong commenced in April 2010.”

Exhibits

11.

We note that exhibit 3.2 was filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please revise to properly file this exhibit. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response: Exhibit 3.2 has been refiled in proper electronic format with Amendment No 3 to our report on Form 8-K.

12.

Additionally, please note that whenever the company files an amendment to its articles of incorporation, it must file a complete copy of the articles as amended. See Item 601(b)(3)(i) of Regulation S-K. Please file a complete copy of your articles of incorporation or advise as appropriate.

Response: A complete copy of the Articles of Incorporation, as amended, has been filed as Exhibit 3.2.1 with Amendment No. 3 to our report on Form 8-K.

Exhibit 99.1

Hippo Lace Limited

Audited Consolidated Financial Statements as of March 31, 2010 and for the Period from December 11, 2009 (Inception) to March 31, 2010

Report of Independent Registered Public Accounting Firm, page 2

13.

We note that you have restated the Hippo Lace financial statements in Exhibit 99.1 to your Form 8-K/A2. Please explain to us why the audit report is still dated February 10, 2011. Refer to AU Section 530.07.

Response: The date of audit report has been revised to October 24, 2011 in accordance with AU Section 530.07.

Consolidated Statement of Income and Comprehensive Income, page 4

14.

We note that you have restated the Hippo Lace financial statements in your Form 8-K/A2. Please revise to label the financial statements as restated and include footnote disclosure reconciling the financial information as originally filed to all restated financial information, on a line-by-line basis for each material type of error identified for the period presented in the audited financial statements. Also include a description of the nature of each material type of error. Refer to FASB ASC 250-10-50-7. Finally, please explain to us why you did not file an Item 4.02 Form 8-K for the non-reliance on previously issued financial statements.

Response: The restated financial statements on p. 23 to 27 has been labeled and reconciled to the originally filed financial information with the following description of material type of error disclosed in note 15 on page 21-22 as follows:

Note 15 restated financial statements:

“On August 1, 2011, the Board of Directors of the Company concluded, based upon the recommendation of management to respond to SEC comments issued on June 17, 2011 regarding principle of consolidation of Legend Sun by HLL on the acquisition date of February 24, 2010, and inclusion of financial statements of Legend Sun (predecessor to Hippo Lace) for April 1, 2009 through February 23, 2010 and Hippo Lace (successor) for the period from February 24, 2010 through March 31, 2010 in bifurcated format in the Form 10-K for the year ended March 31, 2011, that the previously issued consolidated financial statements for HLL and its subsidiary Legend Sun as of March 31, 2010 and for the period from December 11, 2009 to March 31, 2010 in the exhibit 99.1 of Form 8-KA No.1 filed on May 13, 2011 should no longer be relied upon.  The misstatements in the financial statements are mainly attributed to the fact that we included consolidation of the financial results of Legend Sun for periods prior to the date of its acquisition by the Company on February 24, 2010.  The result of such restatement indicates an immaterial understated net income and goodwill of $459, respectively.  The reconciliations of the restated financial statements to the original version with disclosure of nature and material type of error are as follows:

Consolidated balance sheet as of March 31, 2010

The restated goodwill and retained earnings increased by $459 respectively mainly as a result of increased net income due to a lower consolidated operating loss net of decreased other income because the consolidation period for financial results was changed to include only the period from February 24, 2010 (date the Company acquired Legend Sun) to March 31, 2010 instead of the period from January 1, 2010 to March 31, 2010.

Other receivable for consultancy services income for January to March 2010 from Joystick, wholly owned subsidiary of Sizegenic, reclassified and reported as related party transaction.

Consolidated statement of income and comprehensive income for the period from December 11, 2009 (inception) to March 31, 2010

The increased net income mainly attributed to the lower operating loss and substantially offset by loss of other income, net consisted of consultancy fee income for January and first year franchise annual fee expenses due to the change of consolidation period.

Consolidated statement of stockholder’s equity for the period from December 11, 2009 (inception) to March 31, 2010

Changes are the result of the increase of retained earnings of $459 as explained above under the consolidated balance sheet.

Consolidated statement of cash flows for the period from December 11, 2009 (inception) to March 31, 2010

The change of the consolidation period to date of acquisition resulted cash flow movements of operating and investing assets and liabilities as indicated in the statement.  The restated goodwill represents the movement of the acquired assets and liabilities in the purchase price allocation caused by the change of consolidation period.”

We also include Item 4.02 in this 8-KA No. 3 on page 30 and the text is as follows:

On August 1, 2011, the Board of Directors of the Company concluded, based upon the recommendation of management to respond to SEC comments issued on June 17, 2011 regarding principle of consolidation of Legend Sun by HLL on the acquisition date of February 24, 2010, and inclusion of financial statements of Legend Sun (predecessor to Hippo Lace) for April 1, 2009 through February 23, 2010 and Hippo Lace (successor) for the period from February 24, 2010 through March 31, 2010 in bifurcated format in the Form 10-K for the year ended March 31, 2011, that the previously issued consolidated financial statements for HLL and its subsidiary Legend Sun as of March 31, 2010 and for the period from December 11, 2009 to March 31, 2010, and as of December 31, 2010 and for the nine months ended December 31, 2010 as reported in the exhibit 99.1 and 99.2.1 of the Company’s Form 8-K Amendment No 1 filed on May 13, 2011, should no longer be relied upon.

As a result of this conclusion, the Company amended the exhibit 99.1 and 99.2.1 of its Form 8-K Amendment No 1 and filed on August 8, 2011.

The misstatements in the financial statements are mainly attributed to the fact that we included consolidation of the financial results of Legend Sun for periods prior to the date of its acquisition by HLL on February 24, 2010.  As of the date of this filing, the Company anticipates the following changes to its previously reported financial results:

HLL’s consolidated net income for the period from December 11, 2009 (date of inception) to March 31, 2010, the goodwill and the shareholders equity as of March 31 and December 31, 2010 were understated by $459.

The Company has discussed the matters disclosed in this Item 4.02 with UHY Vocation HK CPA Limited, the Company’s independent registered public accounting firm.

15.

We note in your response to comment 20 of our letter dated June 17, 2011 that you added footnotes to break down the cost of goods sold and operating expenses to show that depreciation is included in operating expenses. Given that the Hippo Lace and LegendSun cost of goods sold excludes charges for depreciation, please further revise the cost of goods sold line item in each set of financial statements pursuant to SAB Topic 11.B.

Response: The cost of goods sold line item in each set of financial statements has been revised as exclusive of depreciation as shown in note of operating expenses. Reference to note 7 on page 17 of exhibit 99.1 as follows:

“Cost of goods sold consists of finished goods including food and beverage materials and products for catering services sold by the company-owned restaurant, and the subfranchise annual fee expenses, exclusive of depreciation expenses which are shown separately under Note 8 Operating Expenses.”

Notes to Financial Statements, page 7

Note 2. Summary of Significant Accounting Policies, page 7

16.

We note your disclosure states the results of operations and cash flows include the results of operations of Legend Sun for the period from January 1, 2010 to March 31, 2010. We further note in your response to comment 23 of our letter dated June 17, 2011 that only the results of operations of Legend Sun for the period from February 24, 2010 to March 31, 2010 have been included in the Hippo Lace financial statements for the period from December 11, 2009 (inception) to March 31, 2010. Please revise as necessary.

Response: Description of Note 2(b) principles of consolidation on page 9 has been changed to include Legend Sun results from February 24, 2010 to March 31, 2010 instead of January to March 2010 as follows:

“The balance sheet as of March 31, 2010 includes the Company and its wholly-owned subsidiary, Legend Sun. Additionally, the results of operations and cash flows includes the operations of Legend Sun for the period from February 24, 2010 to March 31, 2010. All intercompany accounts and transactions have been eliminated.”

Note 3. Business Acquisition, page 14

17.  We note your response to comment 24 of our letter dated June 17, 2011. Pursuant to Schedule 2 of Exhibit 10.1, it appears to us that a portion of the total consideration of $182,982 was used to pay off Legend Sun’s $86,198 shareholder loan due to Sizegenic at February 24, 2010 (Exhibit 99.8, page 2) and that the remaining consideration was used to purchase Legend Sun’s net assets (i.e. assets less liabilities). Please confirm our understanding and, if so, explain to us why the purchase price allocation includes the total consideration of $182,982. In this regard, it appears that the cash used to pay off Legend Sun’s $86,198 shareholder loan should be excluded from the consideration paid to acquire Legend Sun since you exclude the corresponding shareholder loan from the purchase price allocation.

Response: It is correct that a portion of the total consideration of $182,982 was used to pay off Legend Sun’s shareholder loan due to Sizegenic and that the remaining consideration was used to purchase Legend Sun’s net assets (i.e. assets less liabilities) but the loan amount should be $84,153 that equivalent to HK$655,363.81 as of December 31, 2009 pursuant to schedule 2 of Exhibit 10.1.  From the perspective of Hippo Lace, the pay off of the shareholder loan was part of the consideration to Sizgenic to acquire Legend Sun and therefore it was included in the purchase price allocation.

Note 5. Property and Equipment, page 15

18.

We note that your depreciation expense for the period from December 11, 2009 to March 31, 2010 was restated from $4,241 to $45. Please explain to us the reason(s) for the significant decrease in your depreciation expense. Also revise the footnotes to each set of financial statements to provide a general description of the method or methods used in computing depreciation with respect to leasehold improvements, pursuant to ASC 360-10-50-1

Response: The significant decrease in depreciation expense is mainly due to:

1.

The restated depreciation expense covers a limited period from February 24 to March 31, 2010 and;

2.

An immaterial retrospective adjustment relating to overprovision of depreciation expenses of furniture, computer and equipment for April 2009 to February 2010 ($2,705) made in March 2010 as management revised some assets’ estimated useful live from five to ten years to reflect a more reasonable economic life.

Disclosure regarding the general description of the method or methods used in computing depreciation with respect to leasehold improvements has been revised to the note 2(g) on page 10 as follows:

(f)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Improvements to leased assets or fixtures are amortized over their estimated useful lives or lease period, whichever is shorter. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

Depreciation expense is recorded over the asset’s estimated useful lives or lease period, using the straight line method, at the following annual rates:-

Furniture and equipment: 10% - 20%, per annum

Computer equipment: 10%, per annum

Leasehold improvements: over the lease term

Note 12. Related Party Transactions, page 17

19.

We note your disclosure that $30,817 is due from Joystick Limited at March 31, 2010. We further note in your response to comment 29 of our letter dated June 17, 2011 letter that you recognized other income of $30,817 in March 2010 for the forfeiture of the $30,817 deposit upon termination of the agreement by Joystick Limited. Please tell us if this related party receivable from Joystick Limited is recorded in other receivables of $36,551 at March 31, 2010 and, if so, revise to label as a related party receivable. Also explain to us why you continue to record a receivable at March 31, 2010 given the other income you recognized upon the forfeiture of this balance. Finally, tell us how you considered the collectability of this receivable at March 31, 2010 given Joystick Limited’s termination of the agreement before the expiration of the one year term commenced from August 2009.

Response: The other receivable of $36,551 included consultancy fee of $30,817 for January to March 2010 due from Joystick Limited.  The other receivable has been reclassified as due from related party in the balance sheet on page 4.

Management believes the amount due from Joystick is collectable or may be settled through offset of amounts due to Sizegenic which is the parent company of Joystick and owned Joystick.  The Company entered franchise and subfranchise agreements with Sizegenic in February and March 2010 respectively and owed Sizegenic annual fee for the franchised Company-owned restaurant and two subfranchised restaurants throughout a 3 year term.  The Company also needs to purchase coffee products from Sizegenic for its owned restaurant throughout the franchise arrangement.

20.

We note your disclosure that you received $30,817 from Sizegenic during the period from December 11, 2009 (inception) to March 31, 2010. We further note your response to comment 32 of our letter dated June 17, 2011 that in December 2010 you offset the $30,817 due to you from Joystick Limited with outstanding amounts you owed to Sizegenic for the annual subfranchise fee and material purchases made by Sizegenic on behalf of Legend Sun. Please further revise your related party footnote to describe the offset of amounts due from Joystick Limited with amounts due to Sizegenic. Also explain to us the basis for your conclusion to record other income of $30,817 in the period from December 11, 2009 (inception) to March 31, 2010 given your December 2010 agreement to offset these amounts.

Response: The Company elected to record the forfeited consultancy services deposit of $30,817 from Joystick as other income in the period from February 24, 2010 to March 31, 2010.  The receivable of $30,817 from Joystick which was used to offset the amounts due to Sizegenic in December 2010 representing the fees receivable from Joystick for consultancy services provided in January to March 2010.  The description of $30,817 received from Sizegenic has been revised to a charge to Joystick for forfeited consultancy service deposit, and the description of the offset of amounts due from Joystick with amounts due to Sizegenic has been revised in the note 12 of related party transaction on page 20 as follows:

“The amount due from Joystick represents the monthly fee at $10,272 for consultancy services to Joystick to operate a Portugal café bristro for January to March 2010.  Such amount will be offset with amount due to Sizegenic through agreement with Sizegenic.”

“The amount charged to Joystick represents the consultancy services fee for February to March 2010 and the forfeited consultancy service deposit due to termination of agreement before expiration of the term.”

21.

We note in your response to comment 29 and 32 of our letter dated June 17, 2011 that Hippo Lace’s other income of $51,362 is comprised of monthly consultancy services income from Joystick Limited of approximately $10,272 for February and

March 2010, plus $30,817 recognized for Joystick Limited’s forfeiture of the deposit. We further note the disclosure that only $30,817 was due from Joystick Limited as of March 31, 2010.  Please tell us when Hippo Lace received the $20,545 from Joystick Limited, and revise to disclose when this amount was received. To the extent that you did not receive this amount from Joystick Limited, explain to us the basis for recording this amount as other income during the period from December 11, 2009 (inception) to March 31, 2010.

Response: Hippo Lace did not receive $20,545 from Joystick Limited as at March 31, 2010.  Such amount was recorded as other income based on the consolidation of Legend Sun’s financials acquired in February 2010.  Amount due from Joystick as at March 31, 2010 represents the uncollected consultancy services fee for the period from January to March 2010.

Note 14. Subsequent Events, page 18

22.

Please revise to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1. Also provide such disclosure in the footnotes to the Hippo Lace and Legend Sun financial statements in Exhibits 99.2.1 and 99.8, respectively.

Response: Note 14 on page 21 of Exhibit 99.1 has been revised to disclose the date the financial statements were issued to be the date through which we have evaluated subsequent events. Note 15 on page 23 and note 13 on page 11 of Exhibits 99.2.1 and 99.8 respectively have also been revised to disclose the date the financial statements were issued to be the date through which we evaluated subsequent events.

Reference to revised note 14 on page 21 of exhibit 99.1 is as follows:

“We evaluated subsequent events through the issuance date of our financial statements.  On February 10, 2011, the Company and the sole shareholder Mr. Gu Yao entered into Share Exchange Agreement with Studio II Brands, INC. (“Studio II”), a Florida corporation whereby Studio II agreed to issue 2,291,100 shares of the common stock to Mr. Gu Yao to acquire all of the issued and outstanding shares of common stock of the Company. Upon consummation of the transaction, Studio II would become the holding company of the Company.

The exchange transaction was a private placement transaction, and the shares issued in the exchange transaction were not registered under the Securities Act of 1933, in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and by Regulation S promulgated under the Securities Act. Accordingly, all shares issued in the exchange transaction will constitute “restricted securities” as defined in Rule 144 under the Securities Act of 1933.”

Exhibit 99.2.1

Hippo Lace Limited

Audited Consolidated Financial Statements as of and for the Nine Months Ended December 31, 2010

23.

We note that you have restated the Hippo Lace financial statements in your Form 8-K/A2. Please revise to label the financial statements as restated and include footnote disclosure reconciling the financial information as originally filed to all restated financial information, on a line-by-line basis for each material type of error identified for the period presented in the audited financial statements. Also include a description of the nature of each material type of error. Refer to FASB ASC 250-10-50-7. Finally, please explain to us why you did not file an Item 4.02 Form 8-K for the non-reliance on previously issued financial statements.

Response: The disclosure with reconciliation of original and restated financial information has been included in note 16 on page 23 as follows:

“On August 1, 2011, the Board of Directors of the Company concluded, based upon the recommendation of management to respond to SEC comments of principle of consolidation of Legend Sun by HLL on the acquisition date of February 24, 2010 and to include financial statements of Legend Sun (predecessor to Hippo Lace) for April 1, 2009 through February 23, 2010 and Hippo Lace (successor) for the period from February 24, 2010 through March 31, 2010 in bifurcated format in the Form 10-K for year ended March 31, 2011, that the  previously issued consolidated financial statements for HLL and its subsidiary, Legend Sun as of December 31, 2010 and for the nine months ended December 31, 2010 in the exhibit 99.2.1 of Form 8-KA filed on May 13, 2011 should no longer be relied upon.  The misstatements in the previously issued financial statements are mainly attributed to the fact that we included consolidation of the financial results of Legend Sun for periods prior to the date of its acquisition by the Company on February 24, 2010.  The result of such restatement indicates immaterial understated net income and goodwill of $459, respectively.  The reconciliations of the restated financial statements to the original version with disclosure of nature and material type of error are as follows:

Consolidated balance sheet as of December 31, 2010

The restated goodwill and retained earnings increased by $459 respectively mainly as a result of increased net income due to a lower consolidated operating loss net of decreased other income because the consolidation period for financial results was changed to include only the period from February 24, 2010 (date the Company acquired Legend Sun) to March 31, 2010 instead of the period from January 1, 2010 to March 31, 2010.

Consolidated statement of income and comprehensive income for the nine months ended December 31, 2010

No change between the original and restated statement of income.

Consolidated statement of stockholder’s equity for the nine months ended December 31, 2010

Changes are the result of the increase of retained earnings of $459 as explained above under consolidated balance sheet

Consolidated statement of cash flows for the nine months ended December 31, 2010

Amount due from Joystick is classified from other receivable to due from related party and other payable is classified to accounts payable.

The proceeds from stockholder’s loan were grouped under financing activities on the original statement.  But the loan is repayable within one year in December 2011, and as a result was reclassified as changes in operating liabilities in the restated statement.”

We also include item 4.02 in this amended 8-K No.3 on page 30.

Consolidated Balance Sheets, page 2

24.

We note that you classified the stockholder’s loan as a current liability as of March 31, 2010 and December 31, 2010 in Exhibit 99.2.1, and as a non-current liability as of March 31, 2010 in Exhibit 99.1. Please revise to present consistent classification in each balance sheet or tell us why inconsistent presentation is appropriate.

Response: The Shareholder’s loan as of March 31, 2010 in the balance sheet on page 4 of exhibit 99.2.1 has been revised as non-current liability.

Consolidated Statements of Cash Flows, page 4

25.

We note that the statement of cash flow for the period from December 11, 2009 (Inception) to March 31, 2010 in Exhibit 99.2.1 does not agree with your restated statement of cash flow for the same period in Exhibit 99.1. Please revise as necessary.

Response: The statement of cash flow December 11, 2009 to March 31, 2010 on page 7 of Exhibit 99.2.1 has been revised to the same as Exhibit 99.1.

Notes to Financial Statements, page 5

Note 2. Summary of Significant Accounting Policies, page 5

(r) Segment Information, page 11

26.

We note your disclosure that you have one segment and that all of your operations and customers are in Hong Kong. We further note your segment information footnote on page 16-17 that states you have two reportable segments that include one franchised operation in Hong Kong, and two subfranchised operations in Hong Kong and Beijing. Please revise your disclosure on page 11 as necessary.

Response: Disclosure for geographical segment of subfranchise operations in HK and Beijing has been revised to note 10 segment information of exhibit 99.2.1 on page 20.

Note 7. Cost of Goods Sold, page 14

27.

Please confirm our understanding that you classified the subfranchise fee expenses paid to Sizegenic as cost of goods sold and, if so, revise to disclose that this is also a component of cost of goods sold. Also confirm to us that your revised disclosure describes all components of cost of goods sold.

Response: Note 7 on page 17 already disclosed that the subfranchise fee expenses are a component of cost of goods sold, applicable to periods from April 1, 2010 when the subfranchise operations commenced.

It is confirmed that the revised disclosure describes all components of cost of goods sold.

Information previously omitted from the Company’s audited financial statements for the period of February 10, 2011 to March 31, 2011 regarding cost of goods sold has been added to note 7 to the financial statements as follows.

“Cost of goods sold consists of finished goods including food and beverage materials and products for catering services sold by the company-owned restaurant and the subfranchise annual fee expenses, exclusive of depreciation expenses which are shown separately under Note 8 Operating Expenses”

Note 8. Operating Expenses, page 15

28.

We note that your table of operating expenses for the nine months ended December 31, 2010 still does not agree with the corresponding table in your discussion of results of operations on page 18 of Form 8K/A2. In this regard, it appears that your professional and audit fees for this period may be included in the “Others” line item. Please further revise as necessary.

Response: Note 8 operating expenses breakdown in exhibit 99.2.1, page 18 has been revised to agree with breakdown in discussion of results of operations on page 18 of Form 8K/A2.

Note 9. Franchise Arrangements, page 15

29.

We note your revised disclosure in response to comment 36 of our letter dated June 17, 2011. Please further revise to include a narrative discussion of the franchise fees that you owe to Sizegenic that offset or partially offset the fees you collect from the two subfranchisees, including a discussion of the 50% discount for the first year and that the full amount is due per annum beginning in the second year and throughout the term of the agreement. Also quantify for us the amount of franchise fee expense that you recorded for such fees due to Sizegenic for each period presented.

Response: Disclosure has been revised and a description has been included in note 9 on page 19 for the fees owe to Sizegenic that partially offset the fees collect from two subfranchisees and to include a discussion of the 50% discount for the first year and the fact that the full amount of franchise fees is due per annum beginning in the second year and throughout the term of the agreement, as follows.

“Franchise fees owed to Sizegenic consist of franchise and subfranchise annual fees and monthly franchise management fees applicable to profit after tax of the Company-owned restaurant.  For the nine months ended December 31, 2010, the subfranchise annual fee expenses owed to Sizegenic totaling $10,272 for Hong Kong and Beijing, partially offset the annual fees totaling $22,152 owed by our subfranchisees in HK and Beijing.”

“The first year franchise annual fee of $5,136, owed to Sizegenic for the Company-owned restaurant, was after a special 50% discount for the first year.  The full amount of the annual fee of $10,272 is due per annum beginning in the second year and throughout the term of the agreement.”

Franchise fee expenses recorded for such amount due to Sizegenic for each period presented have quantified below:

	April 1, 2010 to	December 11, 2009 to
	December 31, 2010	March 31, 2010
Franchise annual fee expenses	-	5,136
Subfranchise annual fee expenses	10,272	-

Note 10. Segment Information, page 16

30.

We note the total other income, net of $240,226 in your franchise segment column. It appears to us that this amount should have been $2,703. Please revise accordingly or tell us why such a revision is not required.

Response: The $240.226 number was a typographical error.  Note 10 on page 20 has been revised to correct the figure to $2,703.

Note 11. Income Tax, page 18

31.

We note that your effective tax rate for the nine months ended December 31, 2010 was approximately 51% due to the temporary difference of $2,584. We further note that you label this income tax reconciliation as unaudited. Please revise to remove the unaudited label from this reconciliation. Also further explain to us and revise to disclose what the $2,584 temporary difference in your income tax reconciliation represents.

Response:  The unaudited label has been removed from the income tax reconciliation in note 11 on page 21 and revised to disclose that the $2,584 temporary difference represents the excess of depreciation expenses to the depreciation tax allowance for the fixed assets, as follows:

“The unrecognized temporary difference of $2,584 for the nine months ended December 31, 2010 represents the difference between depreciation expenses and depreciation tax allowance for the plant and equipment.”

Note 13. Related Party Transactions, page 19

32.

We note that you received $15,049 and $8,812 from Sizegenic during the nine months ended December 31, 2010 and period from December 11, 2009 (inception) to March 31, 2010, respectively, and that you did not make any payments to Sizegenic during the periods presented. We also note that you paid $11,800 to BJ Kenon during the nine months ended December 31, 2010. Please further revise to describe the nature of the payments to/from related parties for each period presented. Also confirm to us that you did not make any payments to Sizegenic during the periods presented, including any payments for the franchise fees that you owe to Sizegenic for your two subfranchisees pursuant to Exhibit 10.4.

Response: Amount of (a) $15,049 and (b) $8,812 charged by Sizegenic during the nine months ended December 31, 2010 and period from December 11, 2009 (inception) to March 31, 2010, respectively mainly represent (a) the subfranchise annual fee expenses for HK and BJ as well as the franchise management fee expenses of Company-owned restaurant, and (b) the 50% discounted franchise annual fee as well as product supplies expenses for Company-owned restaurant charged by Sizegenic.  Amount of $11,800 charged to BJ Kenon during the nine months ended December 31, 2010 represents the subfranchise annual fee income charged to BJ Kenon.  The Company paid the 50% discounted franchise annual fee expenses recorded in the period from December 11, 2009 (inception) to March 31, 2010 to Sizegenic during the nine months ended December 31, 2010.

Note 13 on page 22 has been revised to describe the nature of the payments to/from related parties for each period presented as follows:

“The Company had amounts charged to and by related parties. The amount charged to BJ Kenon represents the first year annual franchise fee income pursuant to the franchise agreement for a term of 3 years entered on April 1, 2010.”

“The amount charged by Sizegenic for the period from December 11, 2009 to March 31, 2010 and nine months ended December 31, 2010 mainly represents the respective franchise annual fee after 50% discount and subfranchise annual fee for the first year pursuant to the related franchise agreements in place.”

Exhibit 99.5

Unaudited Pro Forma Consolidated Financial Statements

33.

We note that you did not update the pro forma information in your Form 8K/A2 filed on August 8, 2011 in spite of the restatements to the Hippo Lace Limited financial statements (Exhibits 99.1 and 99.2.1) and new financial information now provided for Legend Sun (Exhibit 99.8). In addition, the pro forma adjustments continue to be inconsistent with your accounting for the February 10, 2011 transaction as a business combination. Please revise the pro forma adjustments such that they accurately reflect the accounting for the February 10, 2011 merger between Studio II Brands and Hippo Lace. In this regard, if the transaction is appropriately accounted for as a purchase business combination, a new purchase allocation must be established for Hippo Lace and the preexisting goodwill must be eliminated. Also include the operations of both Hippo Lace (successor) and Legend Sun (predecessor) in your pro forma statement of operations for the year ended March 31, 2010.

Response: The pro-forma statements on page 3 to 6 filed with our Form 8K/A3 have been revised to be consistent with the restated financial statements in exhibit 99.1, 99.2.1 and 99.8 in our Form 8K/A2, and HLL and LS operations have been included in the pro forma statement of operations for the year ended March 31, 2010.

34.

Please tell us how you analyzed each of subparagraphs a-e of FASB ASC 805-10-55-12 in concluding whether Hippo Lace Limited or Studio II Brands was the accounting acquirer.

Response: Analysis of FASB ASC 805-10-55-12 regarding acquisition and merger to conclude Studio II was the accounting acquirer is as follows:

ASC 805-10-55-12(a)

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.

Before the business combination with HLL, Mr. Cheung Ming is the majority shareholder of Studio II who held 5,023,000 shares of Common Stock or 52.3% of the total Common Stock issued and outstanding.  After the business combination to acquire HLL by issue 2,291,100 shares of Studio II Common Stock to shareholder of HLL to exchange his shares in HLL, Mr. Cheung Ming still held the largest portion (42.2%) of the Common Stock and voting rights of the combined entity where the former shareholder of HLL held 19.25% of the Common Stock after issuance of the aforesaid shares.  In this connection, we concluded that Studio II is the acquiring entity in the business combination with HLL.

ASC 805-10-55-12(b)

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

As identified in analyzing 805-10-55-12(a) that Mr. Cheung Ming held the majority shares and voting rights in the combined entry, 805-10-55-12(b) is not applicable to the analysis.

ASC 805-10-55-12(c)

The composition of the governing body of the combined entity.

Since Mr. Cheung Ming held the majority shares and voting rights in Studio II before and after the business combination, he has the ability to elect or appoint or to remove a majority of the members of the Company’s Board of Directors, the governing body and concluded that Studio II is the acquiring entity.

ASC 805-10-55-12(d)

The composition of the senior management of the combined entity.

Since the former management of President, CEO and CFO of Studio II dominated the combined entity after the acquisition of HLL, it is concluded that Studio II is the acquiring entity.

ASC 805-10-55-12(e)

The terms of the exchange of equity interests.

Since Studio II paid a premium over the preacquired fair value of the equity interests of HLL, it is concluded that Studio II is the acquiring entity.

Exhibit 99.6

35.

We note that you still present Legend Sun Limited unaudited interim statements of operations and cash flows for the period from March 30, 2009 (Inception) to September 30, 2009 in Exhibit 99.6. These financial statements are no longer required now that you have provided audited financial statements of Legend Sun from its inception date through the date prior to its acquisition by Hippo Lace Limited. Please revise to remove these financial statements from the Form 8-K.

Response: The Legend Sun Limited unaudited interim statements of operations and cash flows for the period from March 30, 2009 (Inception) to September 30, 2009, previously filed as Exhibit 99.6 to our report on Form 8-K, have been removed and are not included as an Exhibit to Amendment No. 3.

Exhibit 99.7

36.

We note that you still present Legend Sun Limited unaudited financial statements for the period from March 30, 2009 (Inception) to December 10, 2009 in Exhibit 99.7. These financial statements are no longer required now that you have presented financial statements from Legend Sun’s inception through the date prior to its acquisition by Hippo Lace Limited. Please revise to remove these financial statements from the Form 8-K.

Response:  The Legend Sun Limited unaudited interim statements of operations and cash flows for the period from March 30, 2009 (Inception) to December 10, 2009, previously filed as Exhibit 99.7 to our report on Form 8-K, have been removed and are not included as an Exhibit to Amendment No. 3.

Exhibit 99.8

Legend Sun Limited

Audited Financial Statements as of February 23, 2010 and for the Period from March 30, 2009 (Inception) to February 23, 2010

Report of Independent Registered Public Accounting Firm, page 1

37.

Please obtain and file an audit report for the period from March 30, 2009 (Inception) to February 23, 2010 that is dated and also contains either a manual signature or a conformed signature of your independent registered public accounting firm. Refer to Rule 2-02(a)(1) and (a)(2) of Regulation S-X.

Response: An audit report for the period from March 30, 2009 (Inception) to February 23, 2010 that is dated and also contains a manual signature of our independent registered public accounting firm was filed on page 1 of the Exhibit 99.8.

Statement of Operations, page 3

38.

We note that the other income of $63,086 for the period from March 30, 2009 (inception) to February 23, 2010 entirely offsets Legend Sun’s operating loss before income taxes of $63,064. Please explain to us and revise to provide disclosure of the significant components of the other income.

Response: The operating loss of $63,064 is mainly attributed to the low sales for the franchised company-owned restaurant business at the time it commenced in late July, 2009, and the relatively high and fixed operating expenses such as staff costs, rent, management fees and depreciation.  The operating loss was offset by the other income mainly attributed to the monthly consultancy services fee at $10,272 for the six months from August 2009 to January 2010 from Joystick pursuant to the agreement entered in August 2009.

The significant component of the other income is the consultancy services fee income for August 2009 to January 2010 from Joystick Limited which is disclosed in the note 8 of other income on page 13 as follows:

“Other income mainly represented the monthly consultancy services fee income from Joystick Limited for the period from August 2009 to January 2010.”

Notes to Financial Statements, page 6

Note 2. Summary of Significant Accounting Policies, page 6

Deposit Received

39.

We note the deposit received balance of $30,817 was approximately 23% of total liabilities as of February 23, 2010. We further note in your response to comment 25 of our letter dated June 17, 2011 that this liability balance represents the deposit received for consultancy service to Joystick Limited which originated in August 2009. Please revise to include a footnote to describe the composition of this balance and your accounting policy for this liability. Also tell us why the cash that Legend Sun received from Joystick Limited for this deposit is shown as an operating cash outflow on the statement of cash flows on page 5. In this regard, it appears to us that this would represent an operating cash inflow.

Response: As Joystick is a related party, description of the composition of this balance and accounting policy for this liability has been included in note 11 of related party transaction on page 15 as follows:

“The amount received from Joystick represents the deposit for the provision of consultancy service pursuant to the terms of the agreement entered in August 2009.  It was recorded as due to Joystick pursuant to the agreement, because the deposit received is payable to Joystick upon expiration of the term for twelve months effective as of August 15, 2009 except when the agreement has terminated before the expiration of the term.”

The amount of $30,817 received from Joystick Limited for consultancy service deposit was mistyped to show as an operating cash outflow on the statement of cash flows and corrected to show as an operating cash inflow on page 5.

(f) Other Receivables, page 7

40.

We note that the other receivables mainly consist of consultancy services income receivables. Please tell us if this other receivables balance includes amounts due to Legend Sun from Joystick Limited and, if so, revise to label as a related party receivable.

Response: This other receivable balance $10,589 includes amounts due from Joystick at $10,272, has been revised to label it as due from related party, and is disclosed in note 11 on page 15 as follows:

“The Company had amounts charged to and received from related parties.  The amount charged to Joystick represents the consultancy services fee income for the period from August 2009 to January 2010 and the outstanding balance was recorded as due from Joystick.”

Note 10. Related Party Transactions, page 15

41.

We note in your response to comment 32 of our letter dated June 17, 2011 that Joystick Limited is a subsidiary of Sizegenic, a related party. Please revise to provide the related party disclosures required by ASC 850-10-50-1 for Legend Sun’s transactions with Joystick Limited, including a description of the transaction and the dollar amounts paid to/received from Joystick Limited for the period presented.

Response: Revised note 11 on page 15 to provide the related party disclosures required by ASC 850-10-50-1 for Legend Sun’s transactions with Joystick Limited, including a description of the transaction and the dollar amounts paid to/received from Joystick Limited for the period presented as follows:

Due from related party:

- Joystick Limited (“Joystick”)
(under Common control of Cheung Ming)	$ 10,272

Amount charged to Joystick for the period	$ 61,635

Due to related party:

- Joystick Limited (“Joystick”)

(under Common control of Cheung Ming)	$ 30,817

Amount received from Joystick for the period	$ 30,817

“The Company had amounts charged to and received from related parties.  The amount charged to Joystick represents the consultancy services fee income for the period from August 2009 to January 2010 and the outstanding balance was recorded as due from Joystick.”

“The amount received from Joystick represents the deposit for the provision of consultancy service pursuant to the terms of the agreement entered in August 2009.  It was recorded as due to Joystick pursuant to the agreement, because the deposit received is payable to Joystick upon expiration of the term for twelve months effective as of August 15, 2009 except when the agreement has terminated before the expiration of the term.”

Form 10-K for the Fiscal Year Ended March 31, 2011

42.

In addition to the revisions make to your Form 8-K in response to our comments above, please also make conforming changes to your March 31, 2011 Form 10-K as applicable.

Response: This comment is noted.  The company will file an amended report on Form 10-K for the fiscal year ended March 31, 2011, with changes which conform to the changes included in Amendment No. 3 to its report on Form 8-K.  However, in order to avoid the possibility of being required to file multiple amendments, the company intends to defer filing of the amended Form 10-K report until such time as the SEC has indicated that it has no further comments regarding the company’s report on Form 8-K.

Studio II Brands, Inc. and Subsidiaries

Audited Financial Statements as of March 31, 2011 and 2010 and for the Period from February 10, 2011 to March 31, 2011 and for the Year Ended March 31, 2010

Report of Independent Registered Public Accounting Firm, page 1

43.

Please advise your accounting firm to revise its report to identify the financial statements covered by the report, pursuant to Rule 2-02(a)(4) of Regulation S-X. In this regard, we note the statements of operations and cash flows for the period from February 10, 2011 to March 31, 2011 are not specifically identified in the audit report.

Response: A revised audit report was filed to identify the financial statements covered by the report, pursuant to Rule 2-02(a)(4) of Regulation S-X.

Notes to Consolidated Financial Statements, page 6

Discontinued Operations

44.

We note on page four, six, seven and eleven that Hippo Lace terminated the subfranchise agreement for the restaurant in Beijing, PRC and that this location is no longer operated as a Caffe Kenon restaurant, and the property is no longer part of the facilities of the Company. Please explain to us how you considered the guidance in ASC 205-20-45-1 and ASC 205-20-50-4, ASC 205-20-50-6, and ASC 205-20-55-4 through 55-24 in determining whether the subfranchise operations for this location should be presented as discontinued operations in your Form 10-K. Also revise to provide disclosure of this subfranchise agreement termination in your subsequent events footnote or explain to us why such disclosure is not required.

Response: In accordance with ASC205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

a. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In ASC 205-20-20, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

Our consideration of the termination of the subfranchise agreement for use of brand name “Caffe Kenon” to operate the restaurant in Beijing, PRC didn’t meet the conditions to report as discontinued operations under ASC paragraph 205-20-45-1 because the components comprising operations and cash flows of the Company are the franchise operation of the Company-owned restaurant and the subfranchise operation of the two restaurants owned by subfranchisee located in two geographical segments of Hong Kong and Beijing.  The termination of the subfranchise arrangement with Beijing restaurant was merely a termination of a part of the component which did not represent a disposal of one component of the Company.  Therefore, it should not be presented as discontinued operations.  ASC 205-20-50-4, ASC205-20-50-6 and ASC205-20-55 are not applicable in this transaction.

Disclosure of this subfranchise agreement termination has been proposed to provide in note 14 of subsequent events as follows:

“HLL and Beijing Kenon Bistro Catering Limited (“BJ Kenon”), the subfranchisee located in Beijing, agreed to terminate the franchise agreement signed on April 1, 2010 with effect from May 31, 2011 due to restructuring of Beijing subfranchisee who agreed to pay HLL an early termination fee of RMB40,000 (approximately $6,200).  In this conjunction, no subfranchise fee income of RMB80,000 (approx. $11,080) for each of the remaining two year term of the agreement to be recognized in April of 2011 and 2012 respectively.”

Note 2. Summary of Significant Accounting Policies, page 6

(j) Goodwill, page 8

45.

We note in your response to comment 26 of our letter dated June 17, 2011 that the $32,560 allocated to goodwill in Hippo Lace Limited’s February 24, 2010 acquisition of Legend Sun was eliminated in Studio II’s March 31, 2011 financial statements. Please further explain to us the basis for your statement that this goodwill was eliminated. In this regard, you disclose that there was no impairment of goodwill as of March 31, 2011.

Response: As per the analysis per response to comment no. 34 that Studio II was the acquirer in the acquisition of HLL, the transaction to acquire Hippo Lace is accounted for as a purchase business combination, a new purchase allocation must be established for Hippo Lace and the preexisting goodwill was considered worthless and therefore eliminated.

Note 3. Business Acquisition, page 13

46.

We note in your response to comment 26 of our letter dated June 17, 2011 that you determined the fair value of the 2,291,100 Studio II shares issued as consideration for Hippo Lace Limited based on a previous shareholder investment in Hippo Lace Limited, plus a premium of approximately 8%. Please further explain to us the basis for your conclusion that a previous investment in the acquired company should serve as the basis for the fair value of your shares of common stock that you issued as consideration for the acquired company.

Response: Since Hippo Lace does not have any significant operating history and the future value of success of the branding is uncertain and cannot be valued as of the date of the acquisition, the Company has mutually agreed with the former shareholder of Hippo Lace that the value is fairly represented by the investment representing by the outstanding balance of the shareholder loan amounting to $202,686 as of September 30, 2010 plus a reasonable premium of approximately 8% for the potential business development of the subfranchise business.

47.

We note that you assigned a fair value of $0.09 per share to the 2,291,100 shares of Studio II common stocks that were issued as consideration to acquire Hippo Lace Limited on February 10, 2011. We further note that you assigned a value of $0.001 per share to the 5,862,500 shares issued to 21 persons for cash on November 19, 2010. Please provide an explanation of the following items:

a. how you considered the November 19, 2010 equity transactions with third parties when determining the fair value of your shares as of February 10, 2011; and

Response: The November 19, 2010 equity transactions were originated to provide funds to pay anticipated legal and professional expenses for the remaining period of 2010.  As the Company was in the development stage without available market price for its shares, the equity transactions was valued at its par value of $0.001 per share.  The determination of the fair value of the share as of February 10, 2011 was based on the consideration to acquire HLL and the number of shares to be issued for the acquisition as explained in (b) below.

b. a description of the changes in assumptions and/or intervening events that occurred with Studio II between November 19, 2010 and February 10, 2011, and a discussion of how those factors caused the significant per share increase of $0.089 per share (or approximately 8900%) over the approximate three month period.

Response: In mid-January 2011, the Company agreed in principle with Mr. Gu Yao, the sole shareholder of Hippo Lace to acquire Hippo Lace and its operating subsidiary Legend Sun at a consideration based on his initial investment plus a premium for the potential business development of the subfranchise business by issuance of common stock of the Company in exchange for all his shares of Hippo Lace.  To minimize the dilution effect from the share exchange, and to the best interest of the existing shareholders, the Board of the Company agreed with Mr. Gu that his shareholding % after the issuance of common stock to him for the acquisition of Hippo Lace would not exceed 20% of the total number of shares issued and outstanding after completion of the share exchange.  As a result, 2,291,100 or 19.25%

common stock at $0.09 per share based on consideration of $218,676 were issued to Mr. Gu to complete the share exchange on February 10, 2011.

48.

We note that as of February 9, 2011 Hippo Lace Limited had stockholder’s loan of $184,226 due to Mr. Gu Yao. We further note that this stockholder’s loan is not included in the purchase price allocation for your February 10, 2011 acquisition of Hippo Lace Limited. Please tell us and revise to disclose why this stockholder’s loan was excluded from the purchase price allocation.

Response: The stockholder’s loan still exists after the acquisition.  Upon completion of the share exchange with shareholder of Hippo Lace to acquire Hippo Lace and its subsidiary Legend Sun on February 10, 2011, the stockholder’s loan to Hippo Lace became payable to the Company and was eliminated in the Company’s consolidated financial statements as of March 31, 2011 as well as excluded from the purchase price allocation.

Hippo Lace Limited

Audited Financial Statements as of February 9, 2011 and March 31, 2010 and for the Period from February 24, 2010 to March 31, 2010 and for the Period from April 1, 2010 to February 9, 2011

Report of Independent Registered Public Accounting Firm, page 1

49.

Please instruct your accounting firm to revise their report to identify the financial statements covered by the report, pursuant to Rule 2-02(a)(4) of Regulation S-X. In this regard, we note that the March 31, 2010 balance sheet and statements of operations and cash flows for the period from February 24, 2010 to March 31, 2010 are not identified in the audit report.

Response: The audit report was revised to identify the financial statements covered by the report, pursuant to Rule 2-02(a)(4) of Regulation S-X.

Financial Statements

Consolidated Statement of Income and Comprehensive Income, page 3

50.

Please explain why the fiscal 2010 financial statements of Hippo Lace are presented from its inception date of December 11, 2009 in the amended Form 8-K and from February 24, 2010 in the Form 10-K. Please also explain why the revenue amounts from these statements are different. It appears to us that Hippo Lace was a holding company prior to its acquisition of Legend Sun and did not generate any revenue prior to that transaction.  Also, please revise the applicable statement of stockholders’ equity in the Form 10-K for consistency.

Response: The fiscal year of Hippo Lace is from April 1 to March 31.  As Hippo Lace was incorporated on December 11, 2009 which is later than the commencement date of the fiscal year on April 1, the financial statements are presented from its inception date of December 11, 2009 in the amended Form 8-K.  Hippo Lace’s financial statements for the period from February 24, 2010 to March 31, 2010 represent the bifurcated format of the successor to the acquisition of Legend Sun on February 24, 2010 as required in comment no. 40 (b) issued on June 17, 2011.

Different amount of revenue, other income and expenses between two financial statements for period from February 24, 2010 to March 31, 2010 and from December 11, 2009 to March 31, 2010 respectively are due to inconsistent classification in the statements for February 24, 2010 to March 31, 2010 on page 3 and will be revised to agree with those for December 11, 2009 to March 31, 2010.

The statement of stockholders equity for the period from December 11, 2009 to March 31, 2010 on page 4 of the respective financial statements in Form 10-K will be revised for consistency to agree with the period from February 24, 2010 to March 31, 2010.

Note 11. Income Tax, page 20

51.

We note that your income tax expense of $4,310 for the period from April 1, 2010 to February 9, 2011 is greater than your income before taxes of $3,106. We further note the temporary difference of $3,798 in your income tax reconciliation. Please explain to us and revise to disclose what the $3,798 temporary difference in your income tax reconciliation represents.

Response: The temporary difference mainly represents adjustment of overprovision of income tax due to loss result for February 2011 and posted at February month end account closing.  The tax adjustment attributed to the loss for the period from February 1 to 9, 2011 is $249 and immaterial.  This explanation will be disclosed in the notes to the financial statements.

Item 9A. Controls and Procedures, page 16

52.

We note your response to comments 21-26 of our letter dated March 9, 2011, and response to comment five of our letter dated June, 17, 2011. We further note that you restated the Hippo Lace Limited annual and interim financial statements in Exhibits 99.1 and 99.2.1 to your Form 8K/A2. Based on your responses to-date and the restatement of the financial statements, there are several factors that indicate you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your internal controls over financial reporting (“ICFR”) as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X. In addition, it appears to us that the restatement of your financial statements would be the result of a separate material weakness or weaknesses in your ICFR. Please tell us how you evaluated these factors and the apparent material weaknesses in ICFR in concluding that both your disclosures controls and procedures (“DC&P”) and ICFR were effective as of March 31, 2011.

Response: Factors of insufficient experience in maintaining the books and records and preparing financial statements in accordance with U.S. GAAP and the apparent material weakness in ICFR has been evaluated and concluded the disclosures controls and procedures (“DC&P”) and ICFR were not effective as of March 31, 2011.  The discussion of evaluation and conclusion are shown in the proposed amendments to Item 9A in the response to comment 53.

Internal Control Over Financial Reporting, page 16

53.

To the extent that you now believe there were material weaknesses in ICFR as of March 31, 2011, please amend your Form 10-K to revise your DC&P and ICFR effectiveness conclusions, and provide clear disclosure of all material weaknesses identified by management. Refer to Section II.B.3 of SEC Release No. 33-8810 for guidance concerning material weakness disclosures. To the extent that you continue to believe your DC&P and ICFR were effective as of March 31, 2011, describe to us the facts and circumstances that resulted in this conclusion in light of the factors that suggest different conclusions.

Response: The Company proposes to revise Item 9A DC&P and ICFR, to conclude ICFR as not effective and to provide disclosures for a material weakness identified by management primarily related to absence of a Chief Financial Officer with appropriate professional experience with U.S. GAAP and SEC rules and regulations.  The paragraphs after the proposed changes are extracted as follows:

“ITEM 9A(T).    CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer have identified a material weakness in connection with the preparation of our consolidated financial statements as of and for the period ended March 31 2011 and have thus concluded that our internal controls over financial reporting were not effective.  A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness and control deficiency primarily related to absence of a Chief Financial Officer with appropriate professional experience with U.S. GAAP and SEC rules and regulations.

We believe that the material weakness and other control deficiencies we have identified are temporary because we plan to hire a CFO in the US with understanding of U.S. GAAP and experience with SEC reporting requirements in the coming few months to remedy the weakness and deficiencies.

54.

We note your disclosure on page 17 that there was no change in the Company’s ICFR during the fiscal quarter ended March 31, 2011 that has materially affected or is reasonably likely to materially affect the Company’s ICFR. In light of the restatement of the Hippo Lace Limited annual and interim financial statements in Exhibits 99.1 and 99.2.1 to your Form 8K/A2 and apparent material weaknesses discussed in our comments above, please explain to us how there was no change in your ICFR. Alternatively, revise to disclose the changes in your ICFR.

Response: The Company has proposed to revised the disclosures of restatement of financial statements in ICFR in item 9A Internal Control Over Financial Reporting. The paragraphs after the proposed changes are extracted as follows:

“Internal Control Over Financial Reporting

The management of the Company is responsible for the preparation of the financial statements and related financial information appearing in this Annual Report on Form 10-K. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America. The management of the Company also is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.”

“With the participation of the Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2011 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, and due to the identified material weakness and internal control deficiency as discussed above, our management has concluded that, as of March 31, 2011, the Company's internal control over financial reporting was not effective.”

“There was change in the Company's internal control over financial reporting during the last fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.  The change was the restatement of the financial statements in Exhibit 99.1 and 99.2.1 to the Form 8K Amendment no. 2 filed on August 8, 2011 to respond to SEC letter of comment issued on June 17, 2011 where comment 23 regarding principal of consolidation from the date of acquisition of Legend Sun by Hippo Lace on February 24, 2010 and comment 40 regarding the inclusion of financial statements of Legend Sun (predecessor to Hippo Lace) for April 1, 2009 through February 23, 2010 and Hippo Lace (successor) for the period from February 24, 2010 through March 31, 2010 in bifurcated format in the Form 10-K for the year ended March 31, 2011.  The result of such restatement indicates immaterial understated net income and goodwill of $459, respectively.”

Form 10-Q for Quarterly Period Ended June 30, 2011

55.

We note that your Form 10-Q for the fiscal quarter ended June 30, 2011 does not include the interactive data file required by Item 601(b)(101)(i)(C) of Regulation

S-K. Please advise us when you plan to file the required exhibit.

Response: The interactive data file required by Item 601(b)(101)(i)(C) of Regulation S-K, for our report on Form 10-Q for the quarter ended June 30, 2011, will be filed on or before October 28, 2011.

As Mr. Cheung Ming had resigned from the position of CEO of the Company with effect from May 16, 2011 and Mr. Cheung Sing was appointed as the CEO of the Company on the same day, please address your future comments to Mr. Cheung Sing.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.